Exhibit 3

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name incorporated by reference in the registration statement on Form F-80 of Denison Mines Corp. in connection with the report entitled “Technical Report on a Mineral Resource Estimate Update for the Phoenix Deposits, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated December 31, 2012 and (2) all other references to the undersigned incorporated by reference in the registration statement on Form F-80 of Denison Mines Corp.

Dated: January 16, 2013

/s/ William E. Roscoe, Ph.D., P.Eng.
Name: William E. Roscoe, Ph.D., P.Eng.
Title: Principal Geologist of Roscoe Postle Associates Inc.